FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE, (this "**Supplemental Indenture**") dated as of September 8, 2023, by and among Atento Luxco 1, a public limited liability company (*société anonyme*) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register under number B170329, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, (the "**Company**"), Wilmington Trust, National Association as Trustee and Wilmington Trust (London) Limited as Security Agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Company, the Guarantors, the Trustee and the Security Agent have heretofore executed and delivered an indenture dated as of February 10, 2021 (as amended, supplemented, waived or otherwise modified, the "**Indenture**"), providing for the issuance by the Company of an aggregate principal amount of $500,000,000 of 8.000% Senior Secured Notes due 2026 (the "**Notes**");

WHEREAS, the Indenture provides that the Company, the Guarantors, the Trustee and the Security Agent may amend or supplement the Note Documents with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS, the Holders of at least a majority in aggregate principal amount of the outstanding Securities have executed a written instrument or otherwise delivered its consent pursuant to the applicable procedures (as specified in the Consent Solicitation Statement dated August 9, 2023) consenting to the amendments referenced herein; and

WHEREAS, pursuant to Section 9.2 of the Indenture, the Company, the Trustee and the Security Agent are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture, with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee and the Security Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I
DEFINITIONS

Section 1.1. *Defined Terms*. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import

used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AMENDMENTS

Section 2.1. *Governing Law*. Section 13.9 of the Indenture is deleted in its entirety and replaced with the following:

> "THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF ENGLAND AND WALES."

Section 2.2. *Jurisdiction*. Section 13.10 of the Indenture is deleted in its entirety and replaced with the following:

> "The Company and the Guarantors agree that the courts of England and Wales shall have the exclusive jurisdiction to hear and determine any suit, action or proceeding against the Company or any Guarantor brought by any Holder or the Trustee arising out of or based upon this Indenture, the Note Guarantee or the Notes, and each of them irrevocably submits to the exclusive jurisdiction of such courts in any suit, action or proceeding, including any suit to amend or compromise the terms of this Indenture, the Note Guarantees or the Notes. For such purpose, the Company and the Guarantors irrevocably submit to the jurisdiction of such courts."

Section 2.3. *Appointment of Agent for Service of Process*. Section 13.21(a) of the Indenture is deleted in its entirety and replaced with the following:

> "By the execution and delivery of this Indenture or any amendment or supplement hereto, each of the Company, each Guarantor, Parent and MidCo (i) acknowledges that it hereby designates and appoints GLAS Specialist Services Limited ("Authorized Agent") currently located at 55 Ludgate Hill, Level 1, West London EC4M 7JW, as its authorized agent upon which process may be served in any suit, action or proceeding with respect to, arising out of, or relating to, the Notes, this Indenture or the Note Guarantees, that may be instituted in any courts of England and Wales or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that the Authorized Agent has accepted such designation, (ii) submits to the exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon the Authorized Agent shall be deemed in every respect effective service of process upon each of the Company, each Guarantor, Parent and MidCo, as the case may be, in any such suit, action or proceeding, each of the Company, each Guarantor, Parent and MidCo further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such

designation and appointment of the Authorized Agent in full force and effect so long as this Indenture shall be in full force and effect; provided that each of the Company, each Guarantor, Parent and MidCo may and shall (to the extent the Authorized Agent ceases to be able to be served on the basis contemplated herein), by written notice to the Trustee and the Security Agent, designate such additional or alternative agents for service of process under this Section 13.21 that (i) maintains an office located in England or Wales, (ii) are either (x) counsel for any of the Company, any Guarantor, Parent and MidCo or (y) a corporate service company which acts as agent for service of process for other Persons in the ordinary course of its business and (iii) agrees to act as agent for service of process in accordance with this Section 13.21. Such notice shall identify the name of such agent for process and the address of such agent for process in England or Wales. Upon the written request of any Holder, the Trustee shall deliver such information to such Holder. Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for the Company and the Guarantor appointed and acting in accordance with this Section 13.21."

Section 2.4. *Appointment of Agent for Service of Process.* Section 13.21(d) of the Indenture is deleted in its entirety and replaced with the following:

"Each of the Company, each Guarantor, Parent and MidCo hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture, the Notes or the Note Guarantees brought in the courts of England and Wales and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum."

Section 2.5. *Form of Face of the Global Restricted Note.* The first paragraph of Section 20 of Exhibit A to the Indenture is amended and restated as follows:

"This Note shall be governed by, and construed in accordance with, the laws of England and Wales."

ARTICLE III
MISCELLANEOUS

Section 3.1. *Parties.* Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2. *Governing Law.* This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of England and Wales.

Section 3.3. *Severability*. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4. *Ratification of Indenture; Supplemental Indentures Part of Indenture*. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.5. *The Trustee and the Security Agent*. Neither the Trustee nor the Security Agent makes any representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.6. *Counterparts*. The parties hereto may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall be deemed to be their original signatures for all purposes.

Section 3.7. *Headings*. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Section 3.8. *Record Date*: The Company informs the Trustee that the voting record date for purposes of this Supplemental Indenture was August 9, 2023.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ATENTO LUXCO 1
as the Company

By: ______________________
Name: [•] SERGIO PASSOS
Title: [•] AUTHORIZED REPRESENTATIVE

[Signature Page to Supplemental Indenture]

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

By: ______________________
Name: Peter Finkel
Title: Vice President

[Signature Page to Supplemental Indenture]

WILMINGTON TRUST (LONDON) LIMITED,
in its capacity as security agent under the Intercreditor Agreement, as Security Agent

By: ______________________________

Name: Antony Girling
Title: Vice President

[Signature Page to Supplemental Indenture]